767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

December 14, 2021

VIA EDGAR TRANSMISSION

Jennifer Lopez-Molina

Erin Jaskot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Re:	Athena Pubco B.V.

Registration Statement on Form F-4

Filed September 30, 2021

File No. 333-259916

Dear Ms. Lopez-Molina and Ms. Jaskot:

On behalf of our client, Athena Pubco B.V., (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 29, 2021, relating to the Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on September 30, 2021. In connection with these responses, the Company is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 2

Cover Page

1. Comment: Please revise the Notice and Letter to Stockholders to indicate the percentage of economic and voting interest that Madeleine will own following the consummation of the Business Combination, including the E8 shares over which it has voting power. Please clearly indicate that Madeline will be able to control all matters requiring stockholder or board approval, and provide examples of such matters, and define Madeleine’s relationship to the combined company as well as any conflicts of interest between Madeleine and public shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Notice and Letter to Stockholders sections of the Amended Registration Statement.

2. Comment: Please revise throughout your registration statement to clearly identify certain parties to the transaction, including E8 Investor and Madeleine. Please provide sufficient information so that investors understand the relationship of such parties to each other and to Athena Pubco, as well as the general structure and shareholding make-up of such entities. Please also disclose the person(s) who control voting and investment decisions over the shares held by such entities in the beneficial ownership disclosure on page 205 and elsewhere as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Notice and Letter to Stockholders sections and on page 223 of the Amended Registration Statement.

What equity stake will our current stockholders and the holders of Spartan Founder Shares hold in Allego following the consummation... page 9

3. Comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including shares issued pursuant to the PIPE Financing, at each of the redemption levels, including any needed assumptions. Please make similar changes in the chart on page 149.

As a related matter, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure in the chart on page 149 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Securities and Exchange Commission December 14, 2021 Page 3

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has disclosed all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. In light of the Staff’s comments, the Company has revised its disclosure on pages 9-11, 27-28, 33, 122-124, 155 and 156 of the Amended Registration Statement.

4. Comment: Revise to offer at least one additional redemption scenario in between those you currently present. Please also revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.

Response: In response to the Staff’s comment, the Company has added an additional question, “What are the possible sources and the extent of dilution that Spartan’s shareholders that elect not to redeem their shares will experience in connection with the Transaction” on page 11 of the Amended Registration Statement.

5. Comment: We note your disclosure that “[a]s a result of the Business Combination, the economic and voting interests of Spartan’s public stockholders will decrease.” Please clarify in an appropriate place in the prospectus if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 35, 74 and 122 of the Amended Registration Statement.

What interests do the current officers and directors have in the Business Combination, page 13

6. Comment: Please expand your discussion in this section to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: As of November 10, 2021, the Sponsor has invested an aggregate of $16,404,662.35 (in respect of the Founder Shares, the private placement warrants and $2,339,662.35 of out-of-pocket expenses incurred in connection with their activities on Spartan’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations) that will have zero value in the event that an Initial Business Combination is not consummated. The Company has revised its disclosure on pages 14, 15, 35, 74 and 122 of the Amended Registration Statement.

None of the officers and directors of the Company own any shares of the Company or Allego.

Securities and Exchange Commission December 14, 2021 Page 4

7. Comment: Please expand your disclosure here, and elsewhere in your filing as appropriate, regarding the Sponsor’s ownership interest in the target company and its participation in the Private Placement. Disclose the approximate dollar value of the interest based on the transaction value as compared to the price paid or to be paid.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 35, 74 and 122 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Total Allego Ordinary Shares to Be Issued in the Business Combination, page 26

8. Please revise to separately disclose the ownership percentages that will be held by the Spartan initial stockholders, Madeleine and E8 Investor. Please also include the ownership percentages for the parties discussed in this section, as well as the Spartan initial stockholders, Madeleine, and E8 Investor in the Notice and Letter to Shareholders. Disclose each parties’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, as well as the potential E8 Share Issuance, Share Contribution and participation in the Private Placement.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Notice and Letter to Shareholders, as well as on pages 9-11, 27-28 and 122-124 of the Amended Registration Statement. The ownership percentage of the Spartan initial stockholders is included as the ownership of the Sponsor and its affiliates.

Organizational Structure, page 27

9. Comment: Please revise your diagrams here and on page 91 to depict equity ownership percentages and clarify the meaning of the different lines. For example, discuss the distinction between the dotted and horizontal lines.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 30 and 94 of the Amended Registration Statement.

Risk Factors, page 42

10. Comment: Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure and added a risk factor on page 81 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 5

Allego may need to raise additional funds or debt..., page 44

11. Comment: We note your statement on page 191 that based on forecasts, you depend on additional financing, and plan to finance costs with a further drawdown on the senior debt facility in the second half year of 2021, and that the timely realization of this transaction is crucial for your ability to continue as a going concern. Please revise this risk factor to indicate that you are dependent on the completion of the transaction, disclose the amount and timing of your contemplated drawdown on the senior debt facility, and disclose the approximate amount you need to finance additional development activities and operations in the next 12 months. Please include similar disclosure in the summary of risk factors that begins on page 34.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 38 and 48 of the Amended Registration Statement.

Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations, page 45

12. Comment: We note your disclosure that “Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations” and that “it does not currently have proven alternatives or replacement manufacturers beyond these key parties.” We also note your disclosure that “[f]or the year ended December 31, 2020, Allego had one major vendor that represented approximately 11% of total purchases.” To the extent you are materially dependent on a limited number of suppliers or customers, please disclose the material terms of the agreements and file any material agreements as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10)(ii) of Regulation S-K.

Response: Respectfully, the Company has increased its number of suppliers and believes that its current supplier strategy does not make it dependent on one or two major suppliers. Currently the Company is not dependent on one supplier of ultra-fast chargers and respectfully does not believe it is required to disclose any of these contractual agreements.

The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits..., page 52

13. Comment: We note your disclosure discussing incentives from governments to offset and incentivize the purchase of EVs, including that some of “these incentives may expire on a particular date.” Please specify any known expiration dates in any of the markets that you serve, if material.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page(s) 55 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 6

Madeleine will own a significant amount of Allego’s voting stock..., page 80

14. Comment: Please revise the percentage of voting stock that Madeleine will control to include the voting power it holds over the E8 Investor shares. Please also explain Madeleine’s business focus and why the interests of Madeleine may conflict with the interests of other stockholders with respect to matters potentially or actually involving Allego.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Notice and Letter to Shareholders, as well as on page 84 of the Amended Registration Statement.

Background of the Business Combination, page 104

15. Comment: We note that you considered over two hundred potential acquisition targets, had advanced discussions with over twenty targets and presented term sheets or illustrative transactions structures in connection with “several potential acquisitions.” Please provide additional detail on how management was introduced to the companies considered, including the methodology by which you selected twenty potential acquisition targets and how you ultimately pared the group to the final prospects considered. Also, provide additional detail to describe the process utilized to evaluate the “several potential acquisitions” that were considered by the Spartan Board and describe the information was gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 108-113, 115 and 116 of the Amended Registration Statement.

16. Comment: We note disclosure referencing third-party advisors. For example, we note that “[d]uring the week of March 22, 2021, Spartan engaged a number of additional third-party advisors to assist with various aspects of commercial, financial and legal due diligence.” Please clarify whether these presentations, or any other reports or presentations referred to in the prospectus, were provided by third parties. In this regard, we note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form F-4. Please refer to Items 4(b) and 21(c) of Form F-4.

Response: In response to the Staff’s comment, the Company confirms that no report, opinion, or appraisal materially related to the transaction and referred to in the prospectus were provided by third parties which would require disclosure under Item 1015(b) of Regulation M-A.

Securities and Exchange Commission December 14, 2021 Page 7

17. Comment: Please expand the disclosure throughout this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination, including changes to the pre-money enterprise value and the terms of the private placement, Share contribution, E8 Share Issuance, net debt of Allego and the need for additional financing, cash payments required to be made to E8 Investor and obligations under the E8 Agreement, and the acquisition of Mega-E. Please address the substance of the parties’ multiple conversations and discussions that resulted in the changes to the core terms, as well as any key points of disagreement and how they were resolved. Please also identify the individuals who attended the meetings and the substance of what was reviewed at such meetings as opposed to referring to such discussions or materials generally.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 108-113 of the Amended Registration Statement.

18. Comment: We note your disclosure with regards to the pre-money enterprise value that “[t]he valuation proposed by Spartan was based on projected financial information supplied by Allego at a preliminary stage of Spartan’s evaluation of the potential transaction, as well as relative trading values of comparable companies, transaction multiples and appropriate discounts to those multiples for a new company entering the public markets at the time of a business combination announcement.” Please provide additional detail on the comparable companies and transactions reviewed, including identifying the companies and the transactions, as well as the underlying data for such analyses including the trading values of comparable companies, transaction multiples and discounts that you relied upon. Please indicate how you determined the pre-money enterprise value of Allego with such information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 119-121 of the Amended Registration Statement.

19. Comment: Please discuss the specific projected financial information considered and how it was used in determining the valuation of Allego.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 121 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 8

20. Comment: Please discuss the feedback received from certain potential investors in the Private Placement and how this led to the reduction in the pre-money enterprise value of Allego. Please also indicate whether any other investors participated in the Private Placement aside from Madeleine and the Apollo Investor and revise to include the reasons why the Private Placement is limited primarily to affiliated entities. Where the Private Placement is discussed throughout the prospectus, please clearly indicate that both Madeleine and an affiliate of the sponsor are participating. Please tell us whether any valuations or other material information about the transaction were provided to the Private Placement investors that has not been publicly disclosed.

Response: In response to the Staff’s comment, the Company confirms that no valuations or other material information about the transaction were provided to the Private Placement investors that has not been publicly disclosed and respectfully advises the Staff that numerous third parties participated in the Private Placement, accounting for a total of up to $76 million of the aggregate $150 million of commitments. In light of the Staff’s comment, the Company has revised its disclosure on pages 112 and 113 of the Amended Registration Statement.

21. Comment: We note your statement that the Business Combination was the result of the broad network of contracts and corporate relationships developed by Spartan’s management team, including the industry experience of Spartan’s management team and the network and industry experience of Apollo. Please revise to discuss the track record of the sponsor and management with SPACs, including the outcomes of the prior transactions undertaken by the prior Spartan Acquisition SPACs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Amended Registration Statement.

PIPE Financing, page 104

22. Comment: Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Please also highlight the price at which shares may be issued to E8 Investor and Madeleine and address the potential impact of such issuances such as the immediate dilution that Spartan stockholders will experience from the pricing of these issuances.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 23, 27, 31, 95, 107, 109 and 153 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 9

The Spartan Board’s Reasons for the Approval of the Business Combination, page 109

23. Comment: None of the factors discussed here appear to pertain to the consideration to be paid as part of the transaction. Explain if the Board took this factor into account in recommending the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 115-16 of the Amended Registration Statement to describe the valuation methods used by Spartan management and reviewed by the Spartan Board in determining that the consideration to be paid was reasonable.

24. Comment: Please expand your disclosure to provide additional context with regards to the following statements:

•

“The Spartan Board also noted Allego Holding’s impressive growth, including its customer growth and increase in the number of charging sites in the past several years.” In this regard, please quantify Allego’s customer growth and charging sites for the financial periods presented in your registration statement.

•

“The Spartan Board noted Allego Holding’s proven ability to generate significant returns from its owned sites (with an expected 30% or higher internal rate of return and an approximate 4-year payback period at the site level)...” Please provide the underlying assumptions for these calculations.

•

“The Spartan Board also noted that Allego Holding is expected to achieve positive Operational EBITDA in 2021 and has established scale versus its competitors.” Please provide additional support for this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 114-115 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 112

25. Comment: Please revise to provide greater specificity concerning the assumptions, including quantifying the assumptions such as continued growth of the EV charging market, and explain how the assumptions relate to the projected financial information. Also, considering your historical revenues to date, please explain for the basis of the projections beyond year three and why you believe the growth rates and projected financial information is reasonable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page(s) 118 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 10

Conflicts of Interest, page 168

26. Comment: Please highlight here, or elsewhere in your filing, the risk that your Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 35 and 74 of the Amended Registration Statement.

27. Comment: Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and confirms that the potential conflict of interest relating to the waiver of the corporate opportunities’ doctrine in the Spartan charter did not impact Spartan’s search for an acquisition target. The Company further confirms for the Staff that Spartan was not prevented from reviewing any opportunities as a result of such waiver. The Company revised its disclosure on pages 177 and 178 of the Amended Registration Statement.

28. Comment: We note your disclosure that “[y]our Sponsor, officers and directors have agreed to waive their Redemption Rights in connection with the consummation of the Business Combination.” Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully advises the Staff that the referenced waiver of redemption rights was negotiated as part of the letter agreements entered into among Spartan, Sponsor and certain of Sponsor’s executive officers and directors in February 2021 and not in connection with the proposed transaction with Allego. The Company confirms for the Staff that no consideration related to the proposed business combination with Allego was provided to the Sponsor in exchange for entry into these letter agreements. The Company has revised its disclosure on pages 16, 89 and 170 of the Amended Registration Statement.

Information Related to Allego, page 176

29. Comment: We note your statement that “[a]s of June 30, 2021, Allego owns or operates more than 26,000 public charging ports and 12,000 public and private locations across 12 countries and has over 442,000 unique network users, 81% of which are recurring users as of May 2021.” Please tell us how you identify unique and recurring network users.

Response: The Company identifies unique users through payment identification, such as when a user pays for a session through direct payment (contactless payment or credit card) or with tokens from a mobile service provider with whom the user has a contract. The Company considers a user unique when a user has charged on the Company’s network at least once. The Company considers a user a recurring user when the user has charged on the Company’s network during the applicable month and has already charged on the Company’s network before.

Securities and Exchange Commission December 14, 2021 Page 11

30. Comment: We note your statements that “[a]ccording to industry sources, between 2020 and 2030 fast public charging will increase its share from less than 20% to more than 90% of public charging in Europe,” “Allego is a leader in ultra-fast charging networks in Europe,” “Allego continues to benefit from a European EV market that is nearly twice the size of the United States’ EV market, with an expected 46% CAGR from 2020 to 2025,” and “[t]he European EV market is larger and growing faster than the U.S. market, according to independent research report.” Please provide support for any market and industry data included in your disclosure or revise to characterize them as your own belief. To the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page(s) 185 and 186 of the Amended Registration Statement.

31. Comment: We note your disclosure that “Allego is also developing solutions in order to offer ancillary services to grid operators through its charging points, making it the first EV company to propose such services.” Please discuss the anticipated costs and timeframe to develop and offer these ancillary services. Please also balance your disclosure by discussing the risk that these solutions currently under development may not be finalized, if applicable. In this regard, we note your statement on page 50 in your Risk Factor section that “Allego does not currently have arrangements in place that will allow it to fully execute its business plan.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 188 of the Amended Registration Statement. In addition, the Company respectfully advises the Staff that it does not believe there is a material risk that the solutions under development may not be finalized.

32. Comment: You disclose elsewhere on this filing that “Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing on the market.” Please add disclosure regarding the cost structure for these purchases of electricity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 188 and 189 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 12

Government Regulation and Incentives, page 180

33. Comment: Please revise your disclosure to discuss in greater detail the governmental regulations, including regulations related to grid connection permits, and their material effects on your business. Refer to Item 4.B.8 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 189 of the Amended Registration Statement.

Allego Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 183

34. Comment: We note reference on page F-50 to a business plan for chargers that includes expected utilization rates. Please tell us your consideration of discussing and analyzing the expected and actual utilization rates as key performance indicators that management uses to manage the business pursuant to SEC Release 33-8350.

Response: In the business of owning and operating charge points, usage of the charger itself is the main driver of revenue. As a result, in order to make decisions about investments and operations, Allego will track the usage of chargers, including both the number of sessions and the size of sessions, which together will result in tracking actual energy consumption. To track the number of sessions, parties in the market developed a key performance indicator in the form of utilization rate. The definition the Company uses for this key performance indicator is the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole). The Company uses this key performance indicator to track profitability of the applicable charge point, to make comparisons to the Company’s business plan, and also to evaluate when the Company may want to consider adding charge pole to a given site to avoid increased wait times. Gathering information on this key performance indicator will also enable the Company to improve its forecasting abilities in the future.

35. Comment: We note your disclosure on page 184 that “[w]ith a first mover advantage, a robust pipeline of over 500 committed premium sites to be equipped with fast and ultra-fast chargers, and an additional pipeline of another 500 sites, Allego believes it is well positioned to execute its growth objectives.” Please clarify if you have legally binding agreements for the “committed premium sites” and what is the status of the “additional pipeline of another 500 sites” referenced in this section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 194 of the Amended Registration Statement.

36. Comment: We note your disclosure that “the average revenue per session for the year ended December 31, 2020 increased with 25%, which is caused by the average kWh consumption per session.” Please address the material underlying factors within the items cited contributing to the change. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 201 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 13

37. Comment: At first use, please define the term “Group.” In this regard, we note it is not defined until page 221.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Amended Registration Statement.

Results of Operations

Cost of Sales, page 189

38. Comment: We note that the increase in gross profit is due to cost optimizations for all revenue streams. We also note that cost of sales increased due to the increase in all revenue streams. Please expand your discussion on cost of sales to quantify and further explain the underlying factors to which changes are attributed. See Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 202 of the Amended Registration Statement.

Impact of COVID-19, page 190

39. Comment: We note your disclosure that “[t]he results for the year ended December 31, 2020 have been impacted by COVID-19. Based on the Google Transit Data tracking, there was an immediate drop of 52% in consumed energy in April 2020 compared to February 2020, due to the COVID-19 lockdown.” To provide additional context for investors, please discuss and quantify, if possible, the impact of COVID-19 on your financial condition for the periods presented. For guidance, consider the Division of Corporation Finance’s Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 196 of the Amended Registration Statement.

Certain Relationships and Related Party Transactions

Shareholder Loans, page 212

Securities and Exchange Commission December 14, 2021 Page 14

40. Comment: We note that the principal amount of your shareholder loans with Madeline will be converted to equity prior to closing of the business combination. Please quantify the number of shares Madeline will receive and whether those shares are included in Madeline’s ownership stake disclosed elsewhere in your filing.

Response: All outstanding shareholder loans held by Madeleine will be converted into equity prior to the Share Contribution. As a result, no additional Allego Ordinary Shares would be issued in respect thereof, and the number of Allego Ordinary Shares to be held by Madeleine following the Business Combination that are presented in the Amended Registration Statement reflect the conversion of those shareholder loans.

Consolidated Statement of Profit or Loss for the Years Ended December 31, 2020 and 2019, page F-3

41. Comment: We note from Note 2.9 that you generate revenues from charging equipment you own and utilize your platform, EVCloud, in providing your operation and maintenance services. It appears that your cost of sales does not include any related depreciation or amortization expenses. Please tell us whether the depreciation expense of the charging equipment you own and/or the amortization expense of EVCloud platform related intangibles are included in cost of sales. If not, please address the following:

•	Tell us how your current presentation complies with SAB Topic 11:B.

•

Tell us how the gross profit presented on the statement of profit or loss complies with Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits the presentation of non- IFRS financial measures on the face of financial statements.

Response: In response to the Staff’s comment, the Company notes that the statement of profit or loss, including the classification is prepared in accordance with IFRS, and depreciation and amortization expenses are mainly classified as General and administrative expenses. IFRS does not prescribe the components of Cost of Sales and the allocation of expenses by function is based on judgement. The Company has not allocated the majority of its depreciation and amortization expenses to the functions of cost of sales and selling and distribution expenses as based on management’s judgement this is more representative of how its views and manages the business and in line with industry practice and peers. The Company has updated the caption “Cost of Sales” in the statement of profit or loss on page F-3 of the Amended Registration Statement in order to ensure compliance with SAB Topic 11:B.

Furthermore, we believe gross profit is presented in accordance with IFRS, and the gross profit does not exclude amounts that are required to be presented and/or classified within gross profit in accordance with IFRS. As presented gross profit is in accordance with IFRS, thus the presentation complies with Item 10(e)(1)(ii)(C) of Regulation S-K.

Securities and Exchange Commission December 14, 2021 Page 15

42. Comment: Please tell us your consideration of separately presenting revenue from products (charging stations), revenue from services, cost of tangible goods sold, and cost of services on the face of your Consolidated statement of profit or loss pursuant to Rule 5-03 of Regulation S-X.

Response: The Company respectfully advises the Staff that, due to limitations in its current financial systems, it is not able to provide the level of granularity with respect to cost of sales as set forth in such Rule. The Company further advises the Staff that it is able, however, at this time and without undue burden and expense, to expand the presentation of revenue from contracts with customers as seen in note 5 of the Notes to the Consolidated Financial Statements.

The Company refers the Staff to its revised presentation on page F-3 and respectfully requests that the Staff consider such presentation acceptable.

Notes to the Consolidated Financial Statements, page F-11

43. Comment: Please revise to disclose the aggregate amount of research and development expenses for the periods presented. Refer to IAS 38, paragraph 126.

Response: In response to the Staff’s comment, the Company respectfully notes that development costs are capitalized and the Company incurs minimal research costs. The Company believes that a disclosure of amounts for research and development costs which are expensed in the period is not required as the amount for the periods presented is nil.

2.5 First-Time Adoption of IFRS, page F-14

44. Comment: Please revise to ensure that adjustments to arrive at the IFRS balance from Dutch GAAP balances are materially supported by the notes to the reconciliation. For example, we note that the IFRS adoption related adjustment for Trade and Other Receivables, and both error correction and IFRS related adjustments for Trade and Other Payables as of December 31, 2019 are not materially supported by related notes to the reconciliation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-23 and F-24 of the Amended Registration Statement to ensure the disclosure of all material Dutch GAAP errors and reclassifications and remeasurements related to the adoption of IFRS. Specifically, the Company refers the Staff to Section J of note 2.5 – First time adoption of IFRS within the Notes to the Consolidated Financial Statements on page F-23.

Exhibit 8.1

45. Comment: Please remove the statement limiting reliance by any other person or entity other than Spartan, when you file your signed and dated opinion. Refer to Section II.3.d of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the legal opinion filed as Exhibit 8.1 to the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 16

General

46. Comment: We note that Article 32 of Allego’s Articles of Association included as Annex B provides exclusive jurisdiction to the United States federal district courts for any actions arising under the Securities Act of 1933. Please revise your prospectus to clearly and prominently describe these provisions, including any risks or other impacts on investors and any uncertainty about enforceability. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also disclose whether this provision applies to actions arising under the Exchange Act and ensure the Articles of Association state this clearly. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 62-63 and 236 of the Amended Registration Statement.

Securities and Exchange Commission December 14, 2021 Page 17

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matthew J. Gilroy

Matthew J. Gilroy

cc:	Mathieu Bonnet, Chief Executive Officer

Ton Louwers, Chief Financial Officer

Amanda Fenster, Esq., Weil, Gotshal & Manges LLP